Exhibit 99

June 20, 2025

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Disclosure

We wish to inform you that HDB Financial Services Limited (HDBFS) has filed a Red Herring Prospectus (“RHP”) dated June 19, 2025 with the Registrar of Companies, Gujarat, Dadra and Nagar Haveli at Ahmedabad in connection with its Initial Public Offer (“IPO”) of equity shares.

Accordingly, please find enclosed an intimation made by HDBFS in this regard.

You are requested to kindly take the above on your record.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary &

Group Head – Secretarial & Group Oversight

HDB Financial Services Limited
HDB House, Tukaram Sandam Marg,
A - Subhash Road, Vile Parle (E),
Mumbai - 400057.
Web : www.hdbfs.com
Tel : 022-49116300
Fax : 022-49116666
CIN : U65993GJ2007PLC051028
Email ID : compliance@hdbfs.com

HDB/SLC/2025/1329

June 19, 2025

To,	To,
Listing Compliance Department	Listing Compliance Department
BSE Limited	National Stock Exchange of India Limited
P J Towers, Dalal Street,	Exchange Plaza, Bandra Kurla Complex,
Mumbai - 400 001	Bandra (East), Mumbai - 400051

Dear Sir / Madam,

Sub.: Intimation of Filing of Red Herring Prospectus

This is in furtherance of our intimation dated October 31, 2024, regarding filing of draft red herring prospectus dated October 30, 2024.

Pursuant to the applicable provisions of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 as amended, we wish to inform you that HDB Financial Services Limited (“Company”) has filed the red herring prospectus dated June 19, 2025 (“RHP”) with the Registrar of Companies, Gujarat, Dadra and Nagar Haveli at Ahmedabad (“RoC”) in connection with the initial public offering of equity shares of face value of ₹10 each (“Equity Shares”) comprising a fresh issue of Equity Shares aggregating up to ₹25,000.0 million and an offer for sale of Equity Shares aggregating up to ₹100,000.0 million by HDFC Bank Limited, Promoter of the Company (collectively, the “Offer”).

The Offer includes reservation for subscription by the Eligible Employees of the Company and Eligible HDFC Bank Shareholders (as defined in the RHP).

Further, please note that the Bid / Offer opens on Wednesday, June 25, 2025 and closes on Friday, June 27, 2025. The Anchor Investor Bidding Date shall be Tuesday, June 24, 2025.

The above is for your information, records and dissemination.

Capitalised terms used herein and not specifically defined shall have the same meaning as ascribed to them in the RHP.

Thanking you,

Registered Office : Radhika, 2nd Floor, Law Garden Road, Navrangpura, Ahmedabad - 380 009